Miguel Vega
+1 617 937 2319
mvega@cooley.com

February 11, 2021

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy and Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Diane Fritz
Ethan Horowitz
Anuja A. Majmudar
Karina Dorin

Re:	Arrowroot Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted January 8, 2021
CIK No. 0001835972

Ladies and Gentlemen:

On behalf of Arrowroot Acquisition Corp. (the “Company”), we are submitting this response letter in response to the comment letter, dated February 4, 2021, from the staff (the “Staff”) of Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “DRS”), as confidentially submitted to the Commission on January 8, 2021. We are also electronically filing the Registration Statement on Form S-1 (the “Registration Statement”), which reflects changes in response to the Staff’s comments, as well as other updates.

The numbering of the paragraphs below corresponds to the numbering of the comments in the Staff’s comment letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Registration Statement.

Draft Registration Statement on Form S-1

Summary
Our Acquisition Process, page 6

1.
We note you disclose that if you seek to complete an initial business combination with a company that is affiliated with, or for which there is a fiduciary, contractual or other obligation by, your sponsor, officers or directors, you, or a committee of independent directors, may obtain an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that the consideration to be paid is fair from a financial point of view. Please revise your disclosure here and elsewhere as appropriate to clarify that you are not required to obtain an opinion from an independent investment banking firm or from a valuation or appraisal firm that the price you are paying is fair to you from a financial point of view if you seek to complete an initial business combination with a company that is affiliated with your sponsor, officers or directors. In that regard, we note your risk factor titled “We are not required to obtain an opinion from an independent investment banking firm…” on page 39.

Cooley LLP   500 Boylston Street   Boston, MA  02116-3736
t: (617) 937-2300  f: (617) 937-2400  cooley.com

U.S. Securities and Exchange Commission
February 11, 2021
Page Two

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 6, 25, 47, 77, 101, 103, 109 and 120 of the Registration  Statement to clarify that, if the Company seeks to complete an initial business combination with a company that is affiliated with, or for which there is a fiduciary, contractual or other obligation by, the Company’s sponsor, officers or directors, the Company or a committee of independent directors will in fact obtain an opinion from an independent investment banking firm which is a member of FINRA or an independent accounting firm that the consideration to be paid is fair from a financial point of view. We have removed the risk factor that references that we are not required to obtain such an opinion.

Risk Factors

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions, page 57

2.
We note you disclose that clause (D) of your exclusive forum provision will provide that “the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction over any action arising under the Securities Act.” However, we also note you disclose on page 120 that “unless you consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” Please revise to reconcile these disclosures.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 57 and 121 of the Registration Statement  to be consistent with respect to the fact that the Company’s amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

*          *          *
Please contact me at (617) 937 2319 or Peter Byrne of Cooley LLP at (212) 479 6778 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Miguel Vega
Miguel Vega
Cooley LLP

cc:	Matthew Safaii, Arrowroot Acquisition Corp.
Thomas Olivier, Arrowroot Acquisition Corp.
Peter Byrne, Cooley LLP
Stuart Neuhauser, Ellenoff Grossman & Schole LLP

Cooley LLP   500 Boylston Street   Boston, MA  02116-3736
t: (617) 937-2300  f: (617) 937-2400  cooley.com